UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                         --------------------
                            SCHEDULE 14f-1

                         INFORMATION STATEMENT

                    Pursuant to Section 14(f) of the
                     Securities Exchange Act of 1934
                        and Rule 14f-1 thereunder

                         LOANRATES ONLINE.COM, INC.
                         -------------------------
              (Name of Small Business Issuer in its charter)


                      Indiana                             35-2082961
           -------------------------------           ----------------------
           (State or other jurisdiction of           (I.R.S. Employer
           incorporation or organization)            Identification Number)


     11350 Random Hills Road, Suite 800, Fairfax, VA        22030
     ------------------------------------------------       -------
           (Address of principal executive officers)       (Zip Code)

           Registrant's telephone number, including area code: (703) 934-6111
                                                               --------------


                         --------------------

                             INTRODUCTION


  LoanRates Online, Inc. ("LoanRates") was incorporated in the state of Virginia in March 1997. LoanRates is a business to business Internet service company that was formed to replace paper product data with an economical end to end online database system for wholesale mortgage lenders and mortgage brokers/correspondents. LoanRates has developed a system which enables wholesale mortgage lenders to electronically transmit loan product data via the Internet and allow registered mortgage brokers/correspondents to find loan products quickly, lock in rates, and securely register loans electronically. The system, which is currently operating on the Internet at wwww.loanratesonline.com, will improve operations for lenders, brokers and correspondents by reducing cost, time and effort, and increase productivity.

  LoanRates automates the process of updating product information from lender spreadsheets into its proprietary software, then electronically transmits that data via the Internet. The electronic speed and computer software accuracy of the system is far more advanced and cost effective than the current method. With no manual data entry required after the initial set-up, the system makes available current rates, points, caps, margins, adjustments, terms and conditions to brokers/correspondents, who may access the data and electronically register the loan product with the selected lender.

  On December 13, 1999, LoanRates entered into a Plan and Agreement of Reorganization (the "Agreement") with MAS Acquisition XIII Corp. (the "Company"). This Statement is being mailed on or about January 17, 2000 to holders of record on December 13, 1999 of the shares of Common Stock, par value $.001 per share (the "Common Stock") of the Company. It is being furnished in connection with the acquisition and change of the Company's directors effected on or around December 13, 1999.

  As result of the Agreement between the Company and LoanRates, the Company has acquired LoanRates and the Company has changed its name to LoanRates Online.com, Inc.

               BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

  Pursuant to the terms of the Agreement, the company acquired from all of the shareholders of LoanRates all of the issued and outstanding shares of LoanRates in return for 8,627,000 shares of the authorized but unissued shares of the Company.

  As a result of the Agreement, the Company has accepted the resignation of Aaron Tsai, the Company's sole Director and Officer, as of December 13, 1999, and appointed Frederick T. Dykes Chief Executive Officer and Chairman of the Board of Directors and Richard J. Heiston as President, Chief Operations Officer and Director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of December 13, 1999. Regarding the beneficial ownership of the Company's Common Stock the table lists: (i) each stockholder known by the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock, (ii) each Director and Executive Officer and (iii) all Directors and Executive Officer(s), of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.


Name and Address                  Number of Shares
of Beneficial Owner              Beneficially Owned       Percent of Class
---------------------------     --------------------      ----------------
Frederick T. Dykes (1)              4,246,944                   36.4%
Chairman of the Board and CEO

Richard J. Heiston (1)              4,264,000                   36.5%
President, Chief Operations Officer
and Director

All Officers and Directors          8,510,944                   72.9%
(2 persons)
___________________________


(1) The address for each officer/director is c/o LoanRates Online.com, Inc., 11350 Random Hills Road, Suite 800, Fairfax, Virginia 22030

              DIRECTORS AND EXECUTIVE OFFICERS

  The following persons are the Directors and Executive Officers of the Company after the merger:

Name                   Age                   Position(s)
--------------------   ---         -----------------------------------------
Frederick T. Dykes      60         Chairman of the Board and CEO

Richard J. Heiston      38         President, Chief Operations Officer
                                   and Director

Frederick T. Dykes, Chief Executive Officer, Chairman of the Board.
Mr. Dykes, 60, co-founded the Company in March 1997 and serves as the Company's Chief Executive Officer, Chairman of the Board, and Acting Director of Engineering. Following graduation in 1962 from the US Air Force Academy with a Bachelor of Science Degree in Engineering, Mr. Dykes served six years as a US Air Force pilot of jet aircraft and helicopters. In 1968, Mr. Dykes entered the aerospace and defense industry where he served for over 30 years in increasingly responsible positions in management and business development for aerospace and defense firms such as Litton, Sperry, ManTech, and Vitro corporations. During this part of his professional career, Mr. Dykes either led or was a major contributor to business pursuits resulting in more than $450 million in contracts. From February 1994 to January 1996, Mr. Dykes served as one of three Commissioners of the Virginia Alcoholic Beverage Control (ABC) Agency, Richmond, Virginia, having been appointed to that position by then-Virginia Governor George Allen. There Mr. Dykes had profit and loss responsibility for 248 retail outlets with over $300 million in sales and over 1,000 employees. During his tenure, ABC reduced cost, increased profits, installed point-of-sale computers in all outlets, installed electronic mail at over 100 stations, and initiated a project to connect to suppliers electronically. In February 1996, Mr. Dykes returned to the private sector as a consultant. Also, in 1996, Mr. Dykes developed and marketed proprietary Business Forecast software. From March 1997 to April 1998, Mr. Dykes was Executive Director of Business Development at Mantech Corporation, Fairfax, Virginia. From April 1998 through April 1999, Mr. Dykes consulted to Mantech in business development. Since March 1997 when he co-founded LoanRates, Mr. Dykes has been instrumental in the organization, development, and promotion of the Company. BS, US Air Force Academy, 1962.

Richard J. Heiston, President, Chief Operating Officer, Director.
Mr. Heiston, 38, co-founded the Company in March 1997 and serves as its President, Chief Operating Officer, and Director. In 1983, Mr. Heiston graduated as a Journeyman Electrician from the International Brotherhood of Electrical Workers in Washington, DC. From 1983 to 1996, Mr. Heiston was first an Electrician then a Manager at E.C. Ernst Inc., one of the top electrical contractors in the country. From August 1996 to March 1997, Mr. Heiston was a Mortgage Broker for Citizens Mortgage Corporation, first in Baltimore, Maryland, then in the Fairfax, Virginia. In March 1997, Mr. Heiston co-founded LoanRates Online. Since that time, Mr. Heiston has been instrumental in the organization, development, and promotion of the Company. Graduate, McDonough High School, Waldorf, Maryland; Certified Electrician, IBEW, 1983.

            COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

  The Company may award stock options and cash bonus to key employees, directors, officers and consultants under a stock option plan not yet adopted as bonus based on service and performance. The annual salaries of executive officers are listed as follows:


Name and Principal Position               Annual Salary
------------------------------------      -------------

Frederick T. Dykes                        $120,000 per year
                                          Company car ($500 per month lease)

Richard J. Heiston                        $120,000 per year
                                          Company car ($500 per month lease)


SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: January 18, 2000

                                     LoanRates Online.com, Inc.



                                     By: /s/ Frederick T. Dykes
                                        --------------------------------
                                         Frederick T. Dykes, CEO
                                         and Chairman of the Board of
                                         Directors

                                     By: /s/ Richard J. Heiston
                                        --------------------------------
                                         Richard J. Heiston, President,
                                         Chief Operations Officer and
                                         Director